United States Securities and Exchange Commission

SUNNOVA ENERGY INTERNATIONAL INC.

20 East Greenway Plaza, Suite 475

Houston, Texas 77046

BY EDGAR

July 8, 2019

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Division of Corporation Finance

Attention: Edward M. Kelly

                        Senior Counsel

Re:	Sunnova Energy International Inc.
Registration Statement on Form S-1
File No. 333-232393

Ladies and Gentlemen:

Pursuant to discussions with the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission, Sunnova Energy International Inc. (the “Company”) hereby confidentially submits (the “Submission”) its currently expected offering terms of the initial public offering (the “Offering”) of its common stock, par value $0.0001 per share (the “Common Stock”), including, among other things, the bona fide price range pursuant to Item 501(b)(3) of Regulation S-K, the number of shares of Common Stock to be offered, the estimated net proceeds the Company expects to receive from the Offering and the total number of shares of Common Stock to be outstanding after the Offering. The Company expects that these pricing terms and other items will be included in a future amendment to the Registration Statement on Form S-1, File No. 333-232393 (the “Registration Statement”).

The Offering terms included in the Submission are based on bona fide estimates of the range of the minimum and maximum offering price and the maximum number of shares of Common Stock to be offered as of July 5, 2019. Should the bona fide estimates of these terms change, the figures presented in future amendments to the Registration Statement may increase or decrease.

The Company proposes to price the Offering with a bona fide price range of $15.00 to $18.00 per share, with a midpoint of $16.50 per share. In the Offering, the Company proposes to sell up to 18,181,818 shares of Common Stock. The Company also proposes to grant the underwriters a 30-day option to purchase up to an additional 2,727,273 shares of Common Stock to cover over-allotments. As discussed with members of the Staff, this range and the additional information included in the Submission are initially being provided for your consideration by correspondence due to the Company’s and the underwriters’ concern regarding providing such information in advance of the launch of the Offering given recent market volatility, as well as our desire to provide all information necessary for the Staff to complete its review on a timely basis.

United States Securities and Exchange Commission

The Company is enclosing its proposed marked copy of those pages of the Registration Statement that will be affected by the offering terms set forth herein. We expect that these marked changes will be incorporated into a future amendment to the Registration Statement. The Company seeks confirmation from the Staff that it may launch its Offering with the price range specified herein and include such price range in a future filing of the Registration Statement.

If you have any questions with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Joshua Davidson of Baker Botts L.L.P. at (713) 229-1527 or Travis J. Wofford of the same firm at (713) 229-1315.

Very truly yours,

SUNNOVA ENERGY INTERNATIONAL INC.

By:	/s/ Walter A. Baker
Walter A. Baker
Executive Vice President, General Counsel and Secretary

cc:	Frank Pigott, Securities and Exchange Commission
Jeffery R. Gordon, Securities and Exchange Commission
Kevin W. Stertzel, Securities and Exchange Commission
Joshua Davidson, Baker Botts L.L.P.
Travis J. Wofford, Baker Botts L.L.P.
David P. Oelman, Vinson & Elkins L.L.P.
E. Ramey Layne, Vinson & Elkins L.L.P.

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